Exhibit 99.3
March 23 Stock Announcement: Q&A for Managers
Summary
On March 23, CEO Paul Otellini made three stock-related announcements that increase employees’ ability to share in Intel’s future success:
1.	The award of a special, one-time 2009 Investment Stock Grant:
•	This Investment Stock Grant will equal the 2009 Focal stock grant in size and composition therefore doubling the grant size employees will receive this year;

•	All blue badge employees in countries where we offer stock programs are eligible. However, because these grants are being awarded based on meritocracy, only those employees who receive a stock grant as part of 2009 Focal will receive an Investment Stock Grant;

•	Employees will be informed of their individual Investment Stock Grant when managers meet with them to deliver their Performance Review.
2.	An increase in Focal RSU grant size for non-exempt employees:
•	This increase brings Focal RSU grants to more meaningful levels, about double the current size;

•	Eligible, non-exempt employees will be informed of their grant when managers meet with them to deliver their Performance Review.
3.	Stock Option Exchange Program:
•	Intel is looking to offer an exchange program for employee stock options that are currently underwater;

•	Under the voluntary program, employees will be given the opportunity to exchange previously granted, underwater options for a fewer number of new options at the market price on the date of the exchange.

•	Intel will need stockholder approval in May for the exchange program. If approved, and barring significant market changes – for example, if the stock price recovers enough to make the exchange unproductive — Intel will move forward with implementation in Q4 in countries eligible to participate;

•	No employee action is required at this time. More details will be provided after the May stockholder meeting.
These are long-term investments in Intel’s employees and in the company’s competitiveness. They also reflect the company’s
T-Comp philosophy. Intel is committed to broad-based stock as an important part of our employees’ overall pay and benefits package. Our stock program is special compared to our peer companies, as very few companies still offer stock to all levels in the organization.
2009 Investment Stock Grants
Increase in Focal RSU Grants for Non-Exempt Employees
Stock Option Exchange Program
2009 Investment Stock Grants
Q: Why is Intel giving an Investment Stock Grant to employees?
A: Employees are the heart of Intel, and we want them to share in our future success. For Intel to win and emerge from this economic crisis in a strong position, we must not only invest in our technology, but also invest in our employees. Investing in our employees reflects our long-term commitment to reinforcing our strengths and increasing our competitiveness. We are confident that

Intel will emerge from this downturn as a strong company, and want employees to share in the company’s long-term success.
Q: What is the size of the Investment Stock Grant?
A: The Investment Stock Grant will equal an employee’s 2009 Focal stock grant in size and composition.
Q: As a manager, do I need to do anything extra to get the Investment Stock Grant information?
A: No, you don’t need to do anything extra. A separate Investment Grant letter will be available through the Focal Pay Letter tool to facilitate sharing the information with your employees. We expect that you will deliver the Investment Grant letter when you meet with your employees to deliver their Performance Reviews, along with the Focal Pay Letter.
Q: Who is eligible for the Investment Stock Grant?
A: All blue-badge employees are eligible. However, only those employees who receive a stock grant as part of 2009 Focal will also receive an Investment Stock Grant, because this grant will be awarded based on the assignment of stock share levels.
Q: Are employees currently in or about to enter redeployment eligible to receive the Investment Stock Grant?
A: Yes. Employees entering the redeployment pool after December 31, 2008 participate in the regular 2009 Focal process and as a result, are eligible to receive an Investment Stock Grant equal to their 2009 Focal stock grant in size and composition. Employees who entered the redeployment pool before the end of last year are eligible to receive Stock Share Level 3 for their Focal grant, with an additional Investment Stock Grant equal in size and composition.
Q: When will employees find out about their Investment Stock Grant?
A: A separate Investment Stock Grant letter will print as a second page in the Focal Pay Letter tool beginning March 29. Take the time necessary to explain this special, one-time grant when you deliver Performance Reviews to your employees. As a manager, this is your opportunity to convey the special grant to your employees and make sure they understand it is Intel’s investment in them. We are optimistic about the future of the company and the value our stock potentially will bring employees in the long term.
Q? What is the grant date for the Investment Stock Grant?
A: The Investment Stock Grant will have the same grant date as the Focal grant, April 16.
Q: What is the vesting schedule for the Investment Stock Grant?
A: The vesting schedule will be the same as the Focal grant, with equal amounts vesting over four years.
Q: When will I be able to view my Investment Stock Grant in my UBS account?
A: Both the Investment Stock Grant and the 2009 Focal grant will be visible in your UBS account on April 20.
Q: Will the Investment Stock Grant qualify for the Rule of 75 and the Rule of 60?
A: No. The Investment Stock Grant is a one time event designed to invest employees in Intel’s future and to enhance retention. These grants will NOT qualify for acceleration under the Rule of 75 nor under the Rule of 60.
Q: Will we do something extra for countries where stock grants are not given?
A: No, we will not do anything extra for countries that don’t currently get stock grants. We provide stock where it is legally feasible and a market practice. The Investment Stock Grant will follow these guidelines to maintain consistency. In countries where we don’t provide stock, we continuously monitor the market to ensure the overall T-Comp package is competitive.

Q: Where are the shares for the Investment Stock Grant coming from?
A: The stock we give to employees comes from a stockholder-approved pool of shares. We have committed to our stockholders that the number of shares we grant each year will not exceed 2% of the shares already outstanding. We have enough shares remaining in the pool, and enough room under the 2% limit, to enable us to make this Investment Stock Grant to employees.
Q: Will this Investment Stock Grant add expense to our financial statement?
A: While stock grants do add additional expense to our profit and loss statement, they do not reduce Intel’s cash, unlike almost all other forms of compensation. The Investment Stock Grant will add a total of $440 million expense in total, over the four year vesting (i.e. $110M per year). This allows us to conserve cash that can be used for other investments, such as R&D.
Q: If Intel did not award the Investment Stock Grant, would that allow us to reduce the number of factory closures?
A: There is no correlation between the Investment Stock Grant and factory closures. The closure of factories is aligning Intel’s near-term capacity to foreseeable demand. The closures are tied to older technologies and consolidation of factories into our newer, larger sites.
Q: Are Intel executives receiving a different Investment Stock Grant than employees?
A: Yes, the Investment Stock Grant for our Management Committee Members (MCM) will differ in a few ways from the Investment Stock Grant received by the broad employee population. First, the Investment Stock Grant value for MCM members is half the value of their Focal stock grant, whereas the Investment Stock Grant value for employees is 100% of their Focal stock value. Second, the Investment Stock Grant for MCM members consists of 100% options, whereas employees’ Investment Stock Grants will mirror their Focal grant in size and composition. Finally, the Investment Stock Grant for MCM members will be given in two installments, 50% in 2009 and 50% in 2010, whereas employees will be awarded their whole Investment Stock Grant in 2009.
Q: Does this Investment Stock Grant award require stockholder approval?
A: No, it does not.
Increase in Focal RSU Grants for Non-Exempt Employees
Q: Why is Intel increasing the Focal RSU grants for non-exempt employees?
A: Intel believes strongly in sharing the success of the company with all employees. Broad-based stock is one way we support that belief. This increase in grant size is designed to make our stock program more meaningful to our non-exempt employees, and to reinforce our belief in sharing the company’s future success.
Q: When does this increase in Focal RSU grants take effect?
A: The increase is effective with the April 2009 Focal process. The Focal Pay Letter will reflect the increase in Focal RSU grant sizes.
Q: When I conduct Performance Reviews with my non-exempt employees, do I need to share this change?
A: Yes. You can remind your employees that Intel made this change because we value them and want to make sure they receive more meaningful RSU grants.
Q: Who is eligible for this increase in Focal RSU grants?
A: All non-exempt employees are eligible to receive a Focal stock grant, except grade 95 and part of grade 58 which have a different stock design.
Q: Will the Focal Pay Letter reflect the new grant sizes?
A: Yes, the Focal Pay Letter will reflect the increase in Focal RSU grant sizes.

Q: What is the new Focal RSU grant size?
A: The number of RSUs granted to non-exempt employees will be increased as follows:
•	In mature market countries where we previously granted 20 RSUs, we will now grant 50 RSUs.

•	In emerging market countries where we previously granted 12 RSUs, we will now grant 20 RSUs.

•	Note: Grants for part-time employees will be adjusted according to our standard formula which is 65% of full-time grant rounded to the nearest 10 shares. Details related to mature and emerging market countries, full-time and part-time, and grade 58 & 95 stock are available in the Compensation Reference Tool (CRT).
Q: Why is the increase on a percentage basis different for employees in mature market countries versus those in emerging market countries?
A: Intel adjusted the relative grant levels based on a market analysis by grade and country. This included the total value of stock, base pay, bonuses and benefits against market.
Q: Why is Intel increasing Focal RSU grant size and not base pay?
A: We believe it would be unwise and imprudent to increase base pay or award merit increases under the current business conditions. One thing we can do, however, is award stock. Stock aligns our employees with the long-term interests of our stockholders and provides long-term retention while cash does not. This increase addresses our non-exempt employees’ concern about the small size of the existing grants by bringing them to more meaningful levels. Investing in our employees reflects our long-term commitment to reinforcing our strengths and increasing our competitiveness. We are confident that Intel will emerge from this downturn as a strong company, and want employees to share in the company’s long-term success.
Q: Why are we doing this now when expense control is critical?
A: Although the additional stock delivered to employees does drive higher expense, Paul Otellini felt it was important enough to make this investment now. This is one of a number of strategic investments we are making in our people, just as we continue to invest in technology and R&D even while controlling expenses. Employees are the heart of the company. For Intel to win and emerge from this economic crisis in a strong position, we must not only invest in our technology, but also invest in our people.
Q: How were the new Focal RSU grant sizes determined?
A: The new Focal grant sizes for non-exempt employees were determined based on 1) the desire to increase the grant value to a more meaningful level, 2) the stock value delivered as a percentage of cash compensation and our overall T-Comp position (base pay + bonuses + stock + benefits) versus our peer companies, and 3) our stock budget.
Q: Are these new guidelines for Focal RSU grants scheduled to return to pre-2009 levels?
A: No, there are currently no plans to reduce these guidelines going forward.
Q: Does this increase require stockholder approval?
A: No, it does not.
Stock Option Exchange Program
Q: Why is Intel submitting a stock option exchange program for stockholder approval in May?
A: Many employees hold a significant amount of stock options that are both underwater and approaching expiration. As a result, these stock options have not delivered the value to employees we intended to provide at the time they were granted. If approved, the stock option exchange program will allow us to address this issue, and increase the motivational and retention value of our stock program with no increase in cost to the company. We are confident that Intel will be successful in emerging from this downturn, and want employees to share in the company’s success.
Q: Why do we need stockholder approval?
A: Our 2006 Equity Incentive Plan specifically states that Intel must receive stockholder approval to provide a stock option exchange program. This plan is the stockholder approved plan that allows Intel to grant employee stock.
Q: When is the program likely to be implemented, and why not immediately after stockholder approval?
A: Implementation will occur within 9 months of receiving a positive vote at the stockholders meeting in May. The timing of implementation will be designed to make the greatest possible number of underwater options eligible for the exchange. Currently Q4 is expected to be optimal timing. Under the terms of the program, only options that have a grant price above the 52-week high stock price are eligible for the exchange. The current 52-week high price is approximately $24, therefore, the numerous stock option grants with grant prices ranging from $19 to $24 would NOT be eligible for an exchange program offered at this time. In Q4, however, the 52-week high price would be approximately $18 (unless the stock price goes above $18 before then); therefore, the majority of underwater options will be eligible for the exchange.
Q: What are the terms of the program?
A: Employees will be able to voluntarily exchange their eligible underwater stock options, for a fewer number of new stock options with a lower grant (exercise) price: the price of Intel stock on the day the new stock options are granted. The new stock options will vest over 4 years from the date of grant at a rate of 25% per year, and they will expire 7 years from the day of grant.
Q: Who will be eligible for the stock option exchange program?
A: At the time the program is implemented, and in countries where tax and legal requirements allow, eligibility will include all active employees who hold eligible underwater stock options. Certain stock options (and countries) may be excluded from the program, such as grants from mergers and acquisitions, or grants with a grant price below the 52-week high price of Intel stock at the time of implementation. However, the intent of the program is to allow for the exchange of as many underwater stock options as possible.
Q: Will employees currently in or about to enter redeployment be eligible to participate in the stock option exchange program?
A: Yes. Employees in redeployment can participate in the stock option exchange program as long as they are still employed with Intel at the time the program is implemented.
Q: Will executives participate in the program?
A: Yes, except for the members of Intel’s Board of Directors (including Craig Barrett) and the named executive officers of the company who are identified in the annual proxy statement submitted to the Securities and Exchange Commission (SEC). The named executive officers are: Paul Otellini, Stacy Smith, Andy Bryant, Sean Maloney and David Perlmutter.
Q: How will employees find out the details of the stock option exchange program?
A: If the program is approved, an update will be shared with employees following the stockholder meeting in May. Employees will learn about the details of the program through a comprehensive communications and educational effort.
Q: Is there anything managers or employees need to do now to get ready for the program?
A: There’s nothing managers or employees need to do until after we receive stockholder approval in May and details of the program are communicated. However, employees who are stockholders are eligible to vote on the Stock Option Exchange Program. On April 3, all stockholders will get information about the Annual Stockholder Meeting (to be held on May 20) via Circuit and in an e-mail from Broadridge, Intel’s proxy agent. More information about the Stock Option Exchange Program is available in the proxy (available at www.intc.com). Voting for approval of the program is not the same thing as electing to participate in the program when it’s implemented.
Q: Why are we doing this now when we haven’t done it during other downturns?
A: First, in past downturns a large number of stock options have been underwater, but at no point in the past have virtually all outstanding stock options (over 99%) been underwater as they are today. Second, the magnitude of this downturn is unprecedented and the recovery time could be lengthy. By offering a stock option exchange, we hope to motivate employees to achieve superior results for Intel, and to benefit from the success of the company in the process.
Q: What will this program cost Intel?
A: Nothing. This exchange program is designed to be cost neutral.
Q: Does this program indicate a lack of confidence about the stock price growing in the future?
A: Absolutely not. We are confident that the company will emerge from this downturn stronger, yet also realize that the recovery could take some time. A good portion of employee’s underwater stock options are rapidly approaching expiration. By offering a stock option exchange, we hope to underscore our belief in the future of Intel.
Important Legal Information
The Stock Option Exchange Program described in this communication has not yet commenced. Intel will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.
In connection with the proposal to be voted on by Intel’s stockholders to approve the Stock Option Exchange Program discussed in this communication, Intel has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Intel stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Stock Option Exchange Program, because they will contain important information about the proposal to be voted on by stockholders with respect to the Stock Option Exchange Program.
Intel stockholders and option holders will be able to obtain the written materials described above and other documents filed by Intel with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.